SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of July, 2004
                                          ----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP PLC INTERIM RESULTS
                                ----------------------------

Contact:       James Robertson
Phone:         404-724-4246
Contact:       Angus Maitland
Phone:         (44) 0207-379-5151

                          AMVESCAP PLC Reports Results
                       for Six months Ended JUNE 30, 2004


London, July 29, 2004 - AMVESCAP reported that profit before tax, goodwill amortization and exceptional items for the six months ended June 30, 2004 amounted to (pound)139.5 million ($252.5 million) compared to (pound)110.9 million ($183.0 million) for the six months of 2003. Diluted earnings per share before goodwill amortization and exceptional items amounted to 11.2p (2003:
9.6p). Revenues totaled (pound)577.1 million ($1,044.6 million) in the first half of 2004 compared to (pound)552.6 million ($911.8 million) in 2003. (NYSE:
AVZ).

                                                                  Results for Six Months Ended June 30,
                                                           2004                2003              2004++            2003++
                                                  --------------     ---------------    --------------    ---------------
Revenues                                          (pound)577.1m       (pound)552.6m          $1,044.6m           $911.8m
Profit before tax, goodwill amortization
   and exceptional items                          (pound)139.5m       (pound)110.9m            $252.5m           $183.0m
Earnings per share before goodwill
   amortization and exceptional items:
   --basic                                                11.3p                9.6p             $0.41+            $0.32+
   --diluted                                              11.2p                9.6p             $0.41+            $0.32+
Earnings per share before goodwill
   amortization:
   --basic                                                11.3p                4.6p             $0.41+            $0.15+
   --diluted                                              11.2p                4.6p             $0.41+            $0.15+

+ Per American Depositary Share, equivalent to 2 ordinary shares.
++ For the convenience of the reader, pounds sterling for the period ended June
   30, 2004 have been translated to U.S. dollars using $1.81 per (pound)1.00
   (2003: $1.65 per (pound)1.00).

"AMVESCAP achieved a solid rise in earnings during the first half of 2004 that was partially obscured by the impact of foreign exchange rates," said Mr. Charles W. Brady, Executive Chairman. "Our businesses in the U.K., Canada, Europe, and Asia experienced good growth. In the U.S., however, uncertainty surrounding regulatory issues has hindered our full participation in that marketplace, despite the steadily improving performance of our products."

"AMVESCAP's efforts to reach a settlement with U.S. regulators continue to progress, and we hope to resolve these matters in the near future," added Mr. Brady. "AMVESCAP's Board of Directors has decided to defer a decision on the interim dividend until after a regulatory settlement has been concluded."

Financial Summary

Profit before tax, goodwill amortization and exceptional items for the three months ended June 30, 2004, amounted to (pound)67.6 million ($122.4 million) compared to (pound)62.4 million ($103.0 million) in the 2003 second quarter. Diluted earnings per share before goodwill amortization and exceptional items amounted to 5.4p (2003: 5.4p) for the three months ended June 30, 2004. Revenues for the three months ended June 30, 2004 amounted to (pound)288.8 million ($522.7 million) compared to (pound)281.8 million ($465.0 million) from the prior year's quarter.

Funds under management totaled $371.8 billion ((pound)205.4 billion) at June 30, 2004, compared to $370.6 billion at December 31, 2003. Approximately 55% of the total funds under management were invested in equity securities and 45% were invested in fixed income and other securities at June 30, 2004 (March 31, 2004:
55% Equity and 45% Fixed Income). Equity securities were invested in the following disciplines at June 30, 2004: 32% in growth, 41% in core and 27% in value styles (March 31, 2004: 32% in growth, 42% in core, and 26% in value styles). Institutional money market funds, included above, amounted to $42.3 billion at June 30, 2004 compared to $50.9 billion at December 31, 2003.

Average funds under management for the six months ended June 30, 2004 were $374.4 billion, compared to $329.9 billion for the first half of 2003. Of these funds, average institutional money market fund levels totaled $47.0 billion for the first half of 2004 compared to $52.6 billion of the first half 2003. Average funds under management during the second quarter were $372.6 billion compared to $376.3 billion for the preceding quarter and $335.8 billion for the second quarter of 2003.

Earnings before interest, taxes, depreciation, amortization and exceptional items (EBITDA) reached (pound)190.1 million ($344.1 million) and (pound)92.7 million ($167.8 million) for the six months and second quarter ended June 30, 2004. Net debt at June 30, 2004 amounted to (pound)524.3 million compared to (pound)576.6 million at December 31, 2003.

Business Highlights

The AIM U.S. group reported operating profit of (pound)78.4 million. Funds under management amounted to $138.5 billion at June 30, 2004, including $42.3 billion relating to institutional money market funds. During the quarter, AIM U.S. launched AIM Allocation Solutions, a group of three multi-fund portfolios that offer a simplified approach to achieving asset allocation and diversification. This new series of investment solutions has been well-received by financial advisors.

The AIM Canada group reported operating profit of (pound)46.4 million. The Canadian retail business increased net sales to $588 million in the six months ended June 30, 2004 compared to $64.1 million in the six months ended June 30, 2003. Funds under management amounted to $30.8 billion at June 30, 2004.

The INVESCO U.S. group reported revenues of (pound)102.1 million and operating profits of (pound)29.6 million in the first half of 2004. The operating profit margin for this business was 28.9% for the 2004 period, compared to 23.4% for the prior year. Sales of alternative asset classes were strong through the first six months of the year, including the funding of three new financial structures for a total of approximately $1.2 billion in assets. Funds under management amounted to $120.2 billion at June 30, 2004.

INVESCO U.K.'s revenues amounted to (pound)93.8 million for the first half of 2004, an increase of (pound)11.3 million from the prior year. Operating profits totaled (pound)11.6 million for the first half of 2004, compared with (pound)8.1 million from the prior year. Investment performance of U.K. managed funds remains strong with over 75% of assets outperforming their peer group over both 1 and 3 years. This business generated $500 million in net sales during the period. Funds under management were $43.1 billion at June 30, 2004, an increase of $4.1 billion from the end of 2003.

INVESCO Europe/Asia's revenues amounted to (pound)38.5 million for the first half of 2004, compared to (pound)35.7 million in the prior year. Operating profits have increased by (pound)2.4 million for the first half of 2004. During this quarter, our China joint venture successfully launched a second China fund raising over $300 million. Funds under management were $24.5 billion at June 30, 2004, an increase of $700 million during the year.

Private Wealth Management and AMVESCAP Retirement's revenues amounted to (pound)44.6 million during the six months ended June 30, 2004. In March, Atlantic Trust, AMVESCAP's private wealth management group, completed its acquisition of Stein Roe Investment Counsel LLC adding approximately $7 billion in assets under management. AMVESCAP Retirement had $27.7 billion in assets under administration at June 30, 2004. This group services 1,200 plans with 624,000 plan participants at June 30, 2004.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO, and Atlantic Trust brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients around the world. The Company is listed on the London, New York, Paris, and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

Members of the investment community and general public are invited to listen to the conference call today, Thursday, July 29, 2004, at 2:30 p.m. BST (9:30 a.m.
EDT), by dialing one of the following numbers: 610-769-9391 or 1-888-201-4990 for U.S. callers. An audio replay of the conference call will be available until Thursday, August 5, 2004, at 10:00 p.m. BST by calling 402-220-0320 or 1-800-695-3946 for U.S. callers. The presentation slides that will be reviewed during the conference call are expected to be available on the morning of July 29, 2004, on AMVESCAP's Web site at www.amvescap.com.

                                      # # #

This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects," and future or conditional verbs such as "will," "may," "could," "should," and "would," or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission ("SEC"). You may obtain these reports from the SEC's Web site at www.sec.gov.

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)


                                                Six Months Ended June 30,
                                             ---------------------------------
                                                  2004              2003
                                             --------------    ---------------
Revenues                                    (pound)577,088     (pound)552,594
Expenses:
     Operating                                    (425,159)          (418,723)
     Exceptional                                         --           (62,094)
     Goodwill amortization                         (76,025)           (74,838)
                                             --------------    ---------------
Operating profit                                     75,904            (3,061)
Investment income                                     7,558              3,499
Interest expense                                   (20,016)           (26,435)
                                             --------------    ---------------
Profit before taxation                               63,446           (25,997)
Taxation                                           (48,858)           (11,592)
                                             --------------    ---------------
Profit after taxation                                14,588           (37,589)
Dividends                                                --           (40,835)
                                             --------------    ---------------
Retained profit for the period                (pound)14,588    (pound)(78,424)
                                             ==============    ===============


Earnings per share before
  goodwill amortization and
   exceptional items:
   ---basic                                           11.3p               9.6p
   ---diluted                                         11.2p               9.6p
                                             --------------    ---------------
Earnings per share:
   ---basic                                            1.8p              -4.7p
   ---diluted                                          1.8p              -4.7p
                                             --------------    ---------------
Average shares outstanding:
   ---basic                                         803,384            803,844
   ---diluted                                       812,513            805,953
                                             --------------    ---------------

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)


                                               Three Months Ended June 30,
                                          -------------------------------------
                                                 2004                 2003
                                          -----------------     ---------------
Revenues                                     (pound)288,818      (pound)281,796
Expenses:
     Operating                                    (212,213)           (207,142)
     Exceptional                                         --            (62,094)
     Goodwill amortization                         (38,442)            (37,492)
                                          -----------------     ---------------
Operating profit                                     38,163            (24,932)
Investment income                                     1,239               2,011
Interest expense                                   (10,227)            (14,225)
                                          -----------------     ---------------
Profit before taxation                               29,175            (37,146)
Taxation                                           (23,680)               3,247
                                          -----------------     ---------------
Profit after taxation                                 5,495            (33,899)
Dividends                                                --            (40,835)
                                           ----------------     ---------------
Retained profit for the period                 (pound)5,495     (pound)(74,734)
                                          =================     ===============

Earnings per share before
   goodwill amortization and
   exceptional items:
   ---basic                                            5.5p                5.4p
   ---diluted                                          5.4p                5.4p
                                          -----------------     ---------------
Earnings per share:
   ---basic                                            0.7p               -4.2p
   ---diluted                                          0.7p               -4.2p
                                          -----------------     ---------------
Average shares outstanding:
   ---basic                                         804,415             803,120
   ---diluted                                       812,039             805,865
                                          -----------------     ---------------

                                  AMVESCAP PLC
                               Group Balance Sheet
                                 (in thousands)

                                         June 30, 2004            Dec 31, 2003
                               ------------------------  ---------------------
Fixed assets
   Goodwill                             (pound)2,385,131       (pound)2,411,803
   Investments                                    87,105                 89,639
   Tangible assets                               159,161                170,598
                                ------------------------  ---------------------
                                               2,631,397              2,672,040
Current assets
   Debtors                                       923,395                880,467
   Investments                                    68,695                 74,652
   Cash                                          251,633                318,713
                                ------------------------  ---------------------
                                               1,243,723              1,273,832

Current liabilities
   Current maturities of long-term debt        (219,575)                     --
   Creditors                                 (1,035,799)            (1,089,759)
                                ------------------------  ---------------------
                                             (1,255,374)            (1,089,759)

Net current assets                              (11,651)                184,073
                                ------------------------  ---------------------


Total assets less current liabilities          2,619,746              2,856,113

Long-term debt                                 (471,146)              (730,041)
Provisions for liabilities and charges          (69,375)               (77,601)
                                ------------------------  ---------------------
Net assets                              (pound)2,079,225       (pound)2,048,471
                                ========================  =====================

Capital and reserves
   Called up share capital                (pound)202,607         (pound)200,264
   Share premium account                         700,257                675,755
   Shares held by employee trusts              (201,362)              (185,809)
   Exchangeable shares                           309,106                330,629
   Profit and loss account                       515,005                500,417
   Other reserves                                553,612                527,215
                                ------------------------  ---------------------
Shareholders' funds, equity interests   (pound)2,079,225       (pound)2,048,471
                                ========================  =====================

                                  AMVESCAP plc
                            Group Cash Flow Statement
                                 (in thousands)


                                                  Six Months Ended June 30,
                                          --------------------------------------
                                                 2004                  2003
                                          ------------------     ---------------
Operating profit                               (pound)75,904      (pound)(3,061)
Goodwill amortization and depreciation                98,582             101,275
Change in debtors, creditors and other              (79,521)              47,340
                                          ------------------     ---------------
Net cash inflow from operating activities             94,965             145,554
                                          ------------------     ---------------
Interest paid, net of investment income             (17,290)            (21,277)
Taxation                                            (33,309)            (60,949)
Capital expenditures, net of sales                   (9,677)            (15,986)
Net (purchase)/disposal of fixed asset investments   (1,385)               5,654
Acquisitions and disposals                          (28,195)            (10,635)
Dividends paid                                      (53,312)            (52,978)
Net repayment of debt                                (9,913)            (31,756)
Change in bank overdraft                               (117)             (5,196)
Foreign exchange on cash at bank and in hand         (8,847)               (490)
                                          ------------------     ---------------
Decrease in cash at bank and in hand         (pound)(67,080)     (pound)(48,059)
                                          ==================     ===============

                                  AMVESCAP PLC
                              Segmental Information
                                 (in thousands)


                                      Six Months Ended June 30, 2004
                                                                      Oper.
                         Revenues              Expenses              Profit*
                      ----------------    --------------------    --------------
 AIM
       U.S.             (pound)213,409        (pound)(135,024)     (pound)78,385
       Canada                   84,699                (38,262)            46,437
                      ----------------    --------------------    --------------
                               298,108               (173,286)           124,822
                      ----------------    --------------------    --------------
INVESCO
       U.S.                    102,133                (72,566)            29,567
       U.K.                     93,778                (82,169)            11,609
       Europe/Asia              38,518                (37,889)               629
                      ----------------    --------------------    --------------
                               234,429               (192,624)            41,805
                      ----------------    --------------------    --------------

Private Wealth/Retirement       44,551                (43,299)             1,252
Corporate                           --                (15,950)          (15,950)
                      ----------------    --------------------    --------------
                        (pound)577,088        (pound)(425,159)    (pound)151,929
                      ================    ====================    ==============


                                      Six Months Ended June 30, 2003
                                                                      Oper.
                         Revenues              Expenses              Profit*
                      ----------------    --------------------    --------------
 AIM
       U.S.             (pound)239,708        (pound)(150,944)     (pound)88,764
       Canada                   69,909                (37,221)            32,688
                      ----------------    --------------------    --------------
                               309,617               (188,165)           121,452
                      ----------------    --------------------    --------------
 INVESCO
       U.S.                     83,703                (64,149)            19,554
       U.K.                     82,515                (74,368)             8,147
       Europe/Asia              35,734                (37,551)           (1,817)
                      ----------------    --------------------    --------------
                               201,952               (176,068)            25,884
                      ----------------    --------------------    --------------

Private Wealth/Retirement       41,025                (41,867)             (842)
Corporate                            -                (12,623)          (12,623)
                      ----------------    --------------------    --------------
                        (pound)552,594        (pound)(418,723)    (pound)133,871
                      ================    ====================    ==============

*before goodwill amortization and exceptional items

                                      Notes

1. The taxation charge is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from U.S. operations.

2. Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the six month period.

                                                 2004
                                                 ----
                          Profit after         Number of
                            taxation             shares            Per share
                         (pound)'000              '000               amount
                      ------------------  --------------------  ----------------
Basic earnings per share          14,588               803,384              1.8p
Dilutive effect of options            --                 9,129
                      ------------------  --------------------  ----------------
Diluted earnings per share        14,588               812,513              1.8p
                      ==================  ====================  ================


                                                 2003
                                                 ----
                          Profit after         Number of
                            taxation             shares            Per share
                         (pound)'000              '000               amount
                      ------------------  --------------------  ----------------
Basic and diluted earnings
   per share                    (37,589)               803,844             -4.7p
                                                                ================

     Profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of the year-by-year performance of the business; therefore, the calculation below is presented on that basis.

                                                 2004
                                                 ----

                        Profit before
                          goodwill
                         amortization
                             and
                          exceptional             Number of
                            items                   shares             Per share
                         (pound)'000                '000                 amount
                      ------------------  --------------------  ----------------
Basic earnings per share          90,613               803,384             11.3p
Dilutive effect of options            --                 9,129
                      ------------------  --------------------  ----------------
Diluted earnings per share        90,613               812,513             11.2p
                      ==================  ====================  ================

                                                 2003
                                                 ----

                        Profit before
                          goodwill
                         amortization
                             and
                          exceptional             Number of
                            items                   shares             Per share
                         (pound)'000                '000                 amount
                      ------------------  --------------------  ----------------
Basic earnings per share          76,989               803,844              9.6p
Dilutive effect of options            --                 2,109
                      ------------------  --------------------  ----------------
Diluted earnings per share        76,989               805,953              9.6p
                      ==================  ====================  ================

3. The 2003 consolidated profit and loss includes exceptional charges as follows:

         (pound)'000                                              2003
         -----------                                              ----
         Redundancy                                             31,054
         U.S. Retail reorganization                             12,183
         Lease costs                                             9,620
         Acquisitions                                            2,326
         Project costs & other                                   6,911
                                                      -----------------
         Total exceptional items                                62,094
                                                      -----------------
         Total exceptional items net of tax                     39,740
                                                      =================
         Diluted per share impact                                 4.9p

4. On March 1, 2004 we completed the acquisition of Stein Roe Investment Counsel LLC for consideration totaling (pound)87.3 million which includes earn-out provisions of (pound)23.0 million. Goodwill and management contract intangible assets of (pound)84.3 million have been recorded on this acquisition, net cash paid was (pound)36.2 million and shares were issued to the value of (pound)25.3 million.

     On March 31, 2004 we completed the disposal of the U.K. and Jersey businesses of Atlantic Wealth Management. A gain of (pound)4.7 million has been recorded within investment income.

5. The Company adopted Urgent Issues Task Force Abstract 38, "Accounting for ESOP trusts" as of June 30, 2004, which requires that the Company's shares owned by employee share ownership trusts be recorded as deductions from equity rather than assets on the balance sheet. Certain prior year amounts have been reclassified to conform to current year presentation.

                    Independent Review Report to AMVESCAP PLC


Introduction
We have been instructed by AMVESCAP PLC (the "Group") to review the financial information for the three and six months ended June 30, 2004 which comprises the Group Profit and Loss Account, Group Balance Sheet, Group Cash Flow Statement, Segmental Information and the related notes 1 to 5. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 `Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three and six months ended June 30, 2004.

Ernst & Young LLP
London
July 28, 2004

                                  AMVESCAP PLC
                             Funds Under Management
                                  (in billions)


                                                  AIM                         INVESCO
                                          ---------------------  -----------------------------------
                                Total       U.S.      Canada      U.S.        U.K.      Europe/Asia        PWM
                             ------------ ---------- ----------  --------- ----------- -------------- --------------
Dec 31, 2003                      $370.6     $149.4      $28.7     $120.2       $39.0         $23.8            $9.5
Market gains                         9.3        2.2        1.6        2.6         2.1           0.8              --
Net new /(lost) business           (6.9)      (5.3)        0.6      (2.6)         0.5           0.3           (0.4)
Change in money                    (7.8)      (7.8)         --         --          --            --              --
   market funds
Acquisitions/(disposals)             6.1         --         --         --          --            --             6.1
Transfers                             --         --         --         --         0.5            --           (0.5)
Foreign currency                     0.5         --      (0.1)         --         1.0         (0.4)              --
                             ------------ ---------- ----------  --------- ----------- -------------- --------------
June 30, 2004                     $371.8     $138.5      $30.8     $120.2       $43.1         $24.5           $14.7
                             ============ ========== ==========  ========= =========== ============== ==============
June 30, 2004 +             (pound)205.4(pound)76.5(pound)17.0(pound)66.4 (pound)23.8   (pound)13.6      (pound)8.1
                             ============ ========== ==========  ========= =========== ============== ==============

+ Translated at $1.81 per (pound)1.00.
Note: AMVESCAP Retirement has $27.7 billion in assets under administration as of June 30, 2004 and December 31, 2003.


                                                  AIM                         INVESCO
                                          ---------------------  -----------------------------------
                                Total       U.S.      Canada      U.S.        U.K.      Europe/Asia        PWM
                             ------------ ---------- ----------  --------- ----------- -------------- --------------
March  31, 2004                   $381.4     $147.6      $30.5     $121.3       $41.9         $25.3           $14.8
Market gains                         2.0        0.3        0.5        0.5         0.8         (0.1)              --
Net new /(lost) business           (5.4)      (3.5)        0.1      (1.6)         0.2         (0.5)           (0.1)
Change in money                    (5.8)      (5.9)         --         --          --           0.1              --
   market funds
Foreign currency                   (0.4)         --      (0.3)         --         0.2         (0.3)              --
                             ------------ ---------- ----------  --------- ----------- -------------- --------------
June 30, 2004                     $371.8     $138.5      $30.8     $120.2       $43.1         $24.5           $14.7
                             ============ ========== ==========  ========= =========== ============== ==============
June 30, 2004 +             (pound)205.4(pound)76.5(pound)17.0(pound)66.4 (pound)23.8   (pound)13.6      (pound)8.1
                             ============ ========== ==========  ========= =========== ============== ==============

+ Translated at $1.81 per (pound)1.00.
Note: AMVESCAP Retirement has $27.7 billion in assets under administration as of June 30, 2004, compared to $28.3 billion as of March 31, 2004.

                                  AMVESCAP PLC
                  Reconciliation to U.S. Accounting Principles
                                 (in thousands)


                                                 Six Months Ended June 30,
                                       -----------------------------------------
                                                2004                  2003
                                       --------------------  -------------------
Net profit under U.K. GAAP                    (pound)14,588      (pound)(37,589)
U.S. GAAP Adjustments:
   Acquisition accounting                            70,626               69,445
   Redundancy and reorganizations                  (22,375)               39,112
   Taxation                                           8,011             (12,375)
   Other                                              (220)                (717)
                                       --------------------  -------------------
Net income under U.S. GAAP                    (pound)70,630        (pound)57,876
                                       ====================  ===================

Earnings per share:
   --basic                                             8.8p                 7.2p
   --diluted                                           8.7p                 7.2p

                                       --------------------  -------------------
                                           June 30, 2004         Dec 31, 2003
                                       --------------------  -------------------
Shareholders' funds under U.K. GAAP        (pound)2,079,225     (pound)2,048,471
U.S. GAAP Adjustments:
   Fixed assets:
     Goodwill                                     1,120,602            1,071,520
     Debtors                                        136,056              164,325
     Investments                                      2,793                2,901
   Current liabilities                               26,387              104,750
   Long-term debt - non-recourse                  (136,056)            (164,325)
   Provisions for liabilities and charges           (3,727)              (9,282)
                                       --------------------  -------------------
Shareholders' equity under U.S. GAAP       (pound)3,225,280     (pound)3,218,360
                                       ====================  ===================

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  29 July, 2004                   By   /s/  ANGELA TULLY
      -------------                       --------------------------
                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary